December 14, 2012

Jim Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 14, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed on November 8, 2012
File No. 000-10956

Dear Mr. Rosenberg:

Below are the responses of EMC Insurance Group Inc. (the “Company”) to your comment letter dated November 21, 2012.  For your convenience, each comment appearing in the Comment Letter is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 39

1.
Please tell us your consideration of the extent to which the increase in weather-related catastrophes and other losses incurred by the industry in recent years may be indicative of changing weather patterns.  If the change in weather patterns could lead to higher overall losses or to legal, regulatory and social responses that could negatively affect your results of operations and/or your financial condition, please provide us proposed revised disclosures to be included in future filings that include an appropriate risk factor that describes the potential effect of climate change.  Alternatively, provide an analysis as to why the suggested risk factor is not appropriate.

Response:

While weather-related catastrophe losses for the Company have increased significantly over the past four years, management has yet to determine that these elevated losses are indicative of changing weather patterns.  As discussed under the heading “Catastrophe losses” on page 59 of the 2011 Form 10-K, management has conducted an analysis of nationwide storm activity during the past four years and, based on the results of this analysis, management does not believe that overall storm activity or intensity is trending upward.  Rather, it appears that in recent years more of the storms have occurred in more heavily-populated urban areas instead of less-populated rural areas, which has impacted the number of claims submitted.  It is also important to note that the Company has experienced periods of increased storm losses in the past - the most recent period being from 1998 to 2001 – after which storm losses returned to more normal levels.

In response to the increased catastrophe losses the Company has experienced in recent years, the risk factor contained on page 43 of the 2011 Form 10-K titled “The pool participants currently conduct business in all 50 states, with a concentration of business in the Midwest.  The occurrence of catastrophes, or other conditions affecting losses in this region, could adversely affect the Company’s business, financial condition, or results of operations.” was expanded to include a reference to changing climate conditions.  In addition, a second risk factor also appearing on page 43 titled, “The continuation of significant catastrophe activity could adversely affect the Company’s business, financial condition or results of operations”, discusses the effect of recent elevated storm losses on the costs, terms and availability of reinsurance coverage.

While management believes this discussion adequately addressed the risks associated with a potential change in climate conditions, it acknowledges that a separate risk factor specifically focused on the possible ramifications of changing climate conditions can be justified by the increased attention this issue has recently received from the scientific community and the press.  Accordingly, management proposes to include the following risk factor in the 2012 Form 10-K.

The Company cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on the Company’s business, financial condition or results of operations.

Some scientists, environmentalists and other experts believe that changing climate conditions have added to the unpredictability, frequency and severity of weather-related losses.  If climate conditions are changing and affecting weather patterns, the Company could experience additional losses from catastrophic events and destructive weather patterns.  The Company cannot predict the impact that changing climate conditions, if any, will have on the Company’s business, financial condition or results of operations.  It is also possible that legal, regulatory and social responses to climate change could have a material adverse effect on the Company’s business, financial condition or results of operations.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1:  Summary of Significant Accounting Policies
Property and Casualty Insurance and Reinsurance Operations, page 115

2.
In the last paragraph on page 115 you indicate that you consider investment income in assessing the realizability of your deferred policy acquisition costs.  Based on combined loss ratio information disclosed on page 13 it appears that your combined ratio for the property and casualty insurance segment has exceeded premiums earned since and including 2008.  It appears that the amount of the underwriting losses may not be covered by the earnings on your investment portfolio, especially considering the general rate decline experienced in the market.  It also appears based on disclosure on page 39 of your September 30, 2012 Form 10-Q that these trends continue into 2012.  Please tell us how you assess premium deficiencies for this segment and provide us your analysis supporting that no apparent premium deficiencies exist at December 31, 2011 and September 30, 2012.  Please reference for us the authoritative literature you rely upon to support your analysis.

Response:

Our assessment of premium deficiencies is based on the Financial Services-Insurance Topic 944 of the Financial Accounting Standard Board’s Accounting Standards Codification, which provides guidance for evaluating and recognizing premium deficiencies.  To perform our premium deficiency testing we begin with the unearned premium reserve and subtract the loss and settlement expenses, policyholder dividends and maintenance costs expected to be recognized during the remaining term of the in-force policies, and subtract the unamortized acquisition costs.  The expected loss and settlement expenses are based on projected loss and settlement expense ratios for the next twelve months, which are developed by the Company’s actuarial department and include a catastrophe load based on historical results adjusted for recent trends.

It is important to note that the combined ratios contained on page 13 of the 2011 Form 10-K are not the appropriate ratios to use in the premium deficiency calculation because:

•	An unusually high level of catastrophe losses reflected in the loss ratio would not be expected to recur in subsequent periods; and
•
Some of the expenses included in the calculation of the expense ratio are not subject to deferral, such as overhead expenses, underwriting efforts directed toward unsuccessful policy issuances, advertising costs, etc.

The premium deficiency calculation has historically produced an excess of premiums over future in-force policy costs (a positive result), thus negating the need to rely on investment income to avoid premium deficiencies.  However, the test does incorporate estimated investment income into the calculation.  The estimate of investment income is derived from two primary inputs, the first being the estimated loss and settlement expense payment pattern provided by the actuarial department, and the second being the investment return experienced on the Company’s investment portfolio.

At December 31, 2011, the premium deficiency test performed for the property and casualty insurance segment generated a profit of $3.8 million before the consideration of investment income and $25.3 million after the consideration of investment income.  At September 30, 2012, the premium deficiency test performed for the property and casualty insurance segment generated a profit of $20.8 million before the consideration of investment income and $61.5 million after the consideration of investment income.

Form 10-Q for the quarterly period ended June 30, 2012

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Losses and Settlement Expenses, page 43

3.
In a risk factor on page 43 of your most recent annual report you explain that your underwriting results in recent years have been negatively impacted by elevated (and, in 2008 and 2011, record) amounts of catastrophe losses.  In this quarterly report you disclose that for the three months and nine months ended September 30, 2012 your loss and settlement expense ratios decreased as compared with the same periods in 2011 primarily due to a decline in catastrophe losses as well as an increase in premium income.  It is unclear from your current disclosures whether and, if so, how you have adjusted each of the key assumptions used in calculating the current period reserves given the negative trend observed in recent years, notwithstanding the improvement noted in 2012.  Please provide us proposed revised disclosures to be included in future periodic reports that explicitly identify and discuss key assumptions used in calculating your reserve for catastrophe losses that are premised on future emergence that are inconsistent with the loss reserve development patterns observed within the last few years and explain why these assumptions are now appropriate given the inconsistency identified.  Clarify what you meant by your statements that your actuarial analysis of your carried reserves as of June 30, 2012 “indicates that the level of reserve adequacy is consistent with other recent evaluations” and that from your perspective “this measure is more relevant to an understanding of the Company’s results of operations than the composition of the underwriting results between the current and prior accident years.”  Quantify the positive impact the premium rate increases had on your loss and settlement expense.

Response:

As disclosed on page 15 of the 2011 Form 10-K under the heading “Reserving Methodology”, IBNR loss reserves associated with catastrophe losses are event-specific, and are initially established based on known exposures and estimates of loss frequency and severity.  The initial projections are generally established within two weeks of a catastrophic event, and are adjusted as actual loss information is reported.   As demonstrated in the table below, these initial projections have historically proven to be very accurate.

		Initial	Loss Estimate as of	Percentage
Year	Catastrophic Event	Loss Estimate	November 30, 2012	Change
2007	Greensburg, Kansas Tornado	$9,380,000	$9,084,000	(3.2%)
2008	Hurricane Ike	$3,785,000	$3,892,000	2.8%
2008	Parkersburg, Iowa Tornado	$12,762,000	$13,574,000	6.4%
2011	Mapleton, Iowa Tornado	$3,812,000	$3,697,000	(3.0%)
2011	Tuscaloosa, Alabama Tornado	$9,910,000	$9,628,000	(2.8%)
2011	Joplin, Missouri Tornado	$7,466,000	$8,120,000	8.8%

To better explain the process for establishing reserves for catastrophic events, management proposes to include the following revised disclosure in the 2012 Form 10-K.

IBNR loss reserves associated with catastrophes are event-specific.  When a catastrophic event occurs, the location of the catastrophic event is overlaid over a map of the Company’s exposures.  Using this information and other factors (such as wind speed and the size of any hail), the affected branch office(s) are contacted and requested to develop a loss estimate based on projections of loss frequency and severity in their location.  To develop this loss estimate, large accounts located in the affected areas are contacted.  Based on this information and discussions with local agents, both the number and severity of estimated losses are projected by location.  Management then compiles and analyzes this information and calculates a total catastrophe loss estimate.  The total catastrophe loss estimate is generally established within two weeks of a catastrophic event and is adjusted, if necessary, as the actual claims are inspected.  At each reporting date, the total amount of reported losses associated with each catastrophic event is compared to the most recent total loss estimate for that event, and the difference is recorded as the catastrophe IBNR loss reserve.

Management believes that it is more meaningful for readers of the Company’s financial statements to focus on the overall adequacy of the Company’s carried reserves, and more specifically, on whether the level of overall adequacy has remained consistent from period to period, than the composition of the underwriting results between the current and prior accident years.  This is due to the fact that a significant change in the overall level of adequacy of the Company’s carried reserves from one period to another would have a direct impact on the Company’s results of operations.   On page 78 of the 2011 Form 10-K, under the heading “Variability of loss and settlement expense reserves”, there is disclosure of where the Company’s carried reserves as of December 31, 2011 fall within the actuarial range of reserve indications.  The statement that the actuarial analysis of our carried reserves as of June 30, 2012 “indicates that the level of reserve adequacy is consistent with other recent evaluations” is meant to communicate to the reader that the Company’s total carried reserves continue to be in a similar place within the actuarial range of reserve indications.

Premiums earned increased approximately 4.0% in the third quarter and 3.0% for the first nine months of 2012 as a result of rate level increases and a reduction in discretionary credits, which reduced the loss and settlement expense ratios by approximately 2.3 percentage points and 1.9 percentage points for the three months and nine months ended September 30, 2012, respectively.

**********************************************

In connection with this response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  If you have any questions or comments regarding our responses to your comments, please contact me at (515) 345-2902.

Sincerely,

EMC INSURANCE GROUP INC.

/s/ Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)